UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: June 19, 2014

Commission File No. 001-36288

CELSUS THERAPEUTICS PLC

53 Davies Street

London W1K 5JH

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Celsus Therapeutics Plc

On June 19, 2014, Celsus Therapeutics Plc (the “Company” or “Celsus”) held its Annual General Meeting of Shareholders (the “AGM”). At the AGM, the Company’s shareholders approved the following resolutions:

1.	The accounts of the Company for the year ended 31 December 2013 together with the report of the auditors of the Company were received. The financial statements were presented and prepared in accordance with US Generally Acceptable Accounting Principles and the financial statements were presented and prepared in accordance with International Financial Regulatory Standards (IFRS) for UK filing.

2.	Kost, Forer Gabbay & Kasierer, a member of Ernst & Young Global (EY), were re-appointed as auditors of the Company, and the Audit Committee of the board of directors of the Company was authorized to determine and recommend to the board of directors the auditors’ remuneration.

3.	Robert (Bob) Doman was re-elected as a Class A Director of the Company in accordance with Article 19.2.1 of the Articles of Association of the Company.

4.	Allan Shaw was re-elected as a Class A Director of the Company in accordance with Article 19.2.1 of the Articles of Association of the Company.

5.	Gur Roshwalb, who having been recommended by the Board to be elected, was elected as a new Class A Director of the Company in accordance with Article 19.2.1 of the Articles of Association of the Company.

6.	The shareholders approved the Company’s 2014 Equity Incentive Plan (the “Plan”).

7.	The directors of the Company shall be authorized to capitalize funds available in the Share Premium Account to allot fully paid shares.

On June 19, 2014, Gur Roshwalb, age 45, was elected as a new Class A Director of the Company. Mr. Roshwalb has served as the Company’s Chief Executive Officer since March 4, 2013. Prior to joining the Company, from April 2008 to February 2012, Dr. Roshwalb was employed by Venrock, a leading venture capital firm, where he most recently served as a Vice President investing in both private and public healthcare companies. At Venrock, Dr. Roshwalb was involved in the valuation, diligence and deal structuring of numerous pharmaceutical and biotechnology companies. Prior to Venrock, Dr. Roshwalb was a senior equity analyst at Piper Jaffray from June 2004 to March 2008 where he published research on specialty pharmaceutical companies. Dr. Roshwalb was in private practice in New York and board Certified in Internal Medicine before joining the investment community. He received an MBA from the NYU Stern School of Business, and an MD from the Albert Einstein College of Medicine.

Attached as Exhibit 99.1 is the Company’s 2014 Equity Incentive Plan that was approved by the Company’s shareholders at the AGM.

The information contained in this Report (including exhibits) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-185247, 333-187826 and 333-191880.

EXHIBIT LIST

Exhibit	Description

99.1	Celsus Therapeutics PLC 2014 Equity Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELSUS THERAPEUTICS PLC

By:	/s/ Dov Elefant
Dov Elefant Chief Financial Officer Date: June 24, 2014